UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): February 14, 2006

IDAHO GENERAL MINES, INC.
(Exact Name of Registrant as Specified in its Charter)

Idaho	**000-50539**	**91-0232000**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10 N. Post St., Suite 610 Spokane, WA	**99201**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(509) 838-1213**

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   **Entry into a Material Definitive Agreement**

The information in Item 3.02 below is hereby incorporated in this Item 1.01 by reference.

Item 3.02   **Unregistered Sales of Equity Securities**

On February 15, 2006, Idaho General Mines, Inc. (the "Company") completed a private placement of units (the "Units") for an aggregate purchase price of $30 million. In the aggregate, the company issued 15 million shares of common stock and warrants to purchase an additional 8.3 million shares, including warrants issued as compensation to the placement agent.

The Units were sold at a price of $2.00 per Unit. Each Unit consisted of one share of the Company's common stock and a warrant to purchase one-half of a share of the Company's common stock at an exercise price of $3.75 per whole share, exercisable for a five-year period. The Units were offered and sold pursuant to exemptions from registration under Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), as a transaction not involving any public offering.

The Company has agreed to file a registration statement under the Securities Act with the Securities and Exchange Commission no later than March 31, 2006 to register the resale of the shares of common stock comprising the Units and the shares of common stock underlying the warrants comprising the Units, and to use commercially reasonable efforts to have the registration statement declared effective on or before July 31, 2006.

In addition, on February 14, 2006, in connection with the private placement, the Company and Columbia Stock Transfer Company, the Company's transfer agent, entered into a First Amendment to Shareholders Rights Agreement. The amendment provides that the purchasers in the private placement will not be deemed to be acquiring persons (as defined in the agreement) solely by virtue of their purchase of Units in the private placement or by virtue of the exercise or conversion of the warrants received in the private placement into shares of the Company's common stock.

Item 8.01   **Other Events**

On February 17, 2006, the Company announced that it has applied to list its common stock on the American Stock Exchange ("AMEX"). The listing is subject to review by AMEX for compliance with its listing requirements. During the review, shares of the company's common stock will continue to be quoted on the OTC Bulletin Board under the symbol "IGMI".

The Company also announced that it has withdrawn its preliminary prospectus filed on December 29, 2005 with the securities regulatory authorities in the Canadian Provinces of British Colombia, Alberta, Manitoba and Ontario. Independent of any financing transaction, the Company intends to continue to seek a listing of its common stock on the Toronto Stock Exchange.

Item 9.01   **Financial Statements and Exhibits**

     (d)   **Exhibits**

     4.1   Securities Purchase Agreement.
     4.2   Form of Common Stock Purchase Warrant.
     4.3   Form of Common Stock Purchase Warrant Issued Pursuant to Placement Agent Agreement.
     4.4   First Amendment to Shareholders Rights Agreement.
     99.1   Press Release dated February 16, 2006.
     99.2   Press Release dated February 17, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IDAHO GENERAL MINES, INC.
(Registrant)

Date: February 17, 2006

By: */s/ Robert L. Russell*
    Robert L. Russell
    President and Chief Executive Officer

EXHIBIT INDEX

4.1	Securities Purchase Agreement.
4.2	Form of Common Stock Purchase Warrant.
4.3	Form of Common Stock Purchase Warrant Issued Pursuant to Placement Agent Agreement.
4.4	First Amendment to Shareholders Rights Agreement.
99.1	Press Release dated February 16, 2006.
99.2	Press Release dated February 17, 2006.

Exhibit 4.1

SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT (this "Agreement") is made as of this 13th day of February, 2006, by and among Idaho General Mines, Inc., an Idaho corporation (the "Company"), and those purchasers that execute and deliver to the Company a counterpart signature page hereto and are listed on Exhibit A hereto (each a "Purchaser" and collectively, the "Purchasers").

WHEREAS, the Company desires to issue and sell to the Purchasers, severally and not jointly, and the Purchasers desire to acquire, severally and not jointly, from the Company Units ("Units"), at a price of $2.00 per Unit, each Unit being comprised of one share (the "Offered Shares") of the Company's common stock ("Common Stock") and a Warrant (the "Warrants") to purchase one-half of one share of Common Stock (the "Warrant Shares") on the terms set forth therein, for the consideration specified in Exhibit A hereto (the "Purchase Price"), on the terms and subject to the conditions herein; and

WHEREAS, the Company and the Purchasers desire to set forth certain matters to which they have agreed relating to the Units, the Offered Shares, the Warrants and the Warrant Shares (collectively, the "Securities") .

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained in this Agreement, the parties, intending to be legally bound, agree as follows:

ARTICLE I

ISSUANCE OF SHARES; CLOSING

SECTION 1.1 Purchase and Sale of Securities. On the terms and subject to the conditions of this Agreement and in reliance upon the representations and warranties of the Company contained herein, each Purchaser agrees to severally purchase from the Company, and the Company agrees to sell to such Purchaser, on the Closing Date (as hereinafter defined) the aggregate number of Units set forth opposite such Purchaser's name on Exhibit A, for the aggregate consideration described on Exhibit A.

SECTION 1.2 Closing. The completion of the purchase and sale of the Securities (the "Closing") shall occur at 1:30 p.m. local time at the offices of Preston Gates & Ellis LLP, Seattle, Washington, on February 14, 2006, or at such other location, date and time as may be mutually agreed upon by the Company and the Purchasers purchasing a majority of the Units (such date being referred to herein as the "Closing Date"). Each Purchaser shall pay its respective purchase price for the Units set forth opposite such Purchaser's name on Exhibit A hereto by wire transfer to the account designated by the Company, upon delivery by the Company of the applicable Shares and Warrants, and upon satisfaction of the other conditions to the Closing. In addition, each party shall deliver all documents, instruments and writings required to be delivered by such party pursuant to this Agreement at or prior to the Closing.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to each Purchaser as follows:

SECTION 2.1 Organization and Standing. Each of the Company and each of its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority necessary for it to own or lease its properties and assets and to carry on its business as it is now being conducted (and, to the extent described therein, as described in the SEC Reports (as defined in Section 2.5)). Each of the Company and each of its subsidiaries is duly qualified to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of its businesses makes such qualification necessary, except where any failure to so qualify or be in good standing, individually or in the aggregate, would not have a material adverse effect on the business, assets, operations, properties or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole, or on the Company's ability to consummate the transactions contemplated by this Agreement (a "Material Adverse Effect").

SECTION 2.2 Capitalization. The authorized capital stock of the Company consists of 200,000,000 shares of Common Stock, and 10,000,000 shares of preferred stock ("Preferred Stock"); the number of outstanding shares of Common Stock and Preferred Stock outstanding on and as of February 9, 2006 is accurately set forth in the Private Placement Memorandum dated February 9, 2006 prepared by the Company in connection with the offering contemplated hereby (the "PPM"). The Company has no stock option, incentive or similar plan other than plans described in the PPM. All of the outstanding shares of capital stock of the Company have been duly and validly authorized and issued, and are fully paid and nonassessable. The Offered Shares and the Warrants have been duly and validly authorized and when issued, sold and delivered by the Company in accordance with this Agreement shall be validly issued, fully paid and nonassessable. Except as set forth in this Section 2.2 or the PPM, there are no outstanding options, warrants, conversion rights, subscription rights, preemptive rights, rights of first refusal or other rights or agreements of any nature outstanding to subscribe for or to purchase any shares of Common Stock of the Company or any other securities of the Company of any kind binding on the Company. The issuance by the Company of the Securities is not subject to any preemptive rights, rights of first refusal or other similar limitation or any other claim, lien, charge, encumbrance or security interest applicable to the assets of the Company. Except as otherwise required by law, there are no restrictions upon the voting or transfer of any shares of Common Stock pursuant to the Company's certificate of incorporation or bylaws. Except as provided herein or the SEC Reports, there are no agreements or other obligations (contingent or otherwise) that may require the Company to repurchase or otherwise acquire any shares of its Common Stock.

SECTION 2.3 Authorization; Enforceability. The Company has the corporate power and authority to execute, deliver and perform this Agreement and has taken all necessary corporate action to authorize the execution, delivery and performance by it of, and the consummation of the transactions contemplated by, this Agreement. No other corporate proceeding on the part of

the Company is necessary, and no consent of any shareholder of the Company is required, for the valid execution and delivery by the Company of this Agreement, and the performance and consummation by the Company of the transactions contemplated by this Agreement to be performed by the Company. The Company has duly executed and delivered this Agreement. Assuming the due execution of this Agreement by each of the Purchasers, this Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

SECTION 2.4 No Violation; Consents.

(a) The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby to be performed by the Company do not and will not (i) contravene the applicable provisions of any law, statute, rule, regulation, order, writ, injunction, judgment or decree of any court or any federal or state government or political subdivision thereof and any agency or other entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government (a "Governmental Authority") to or by which the Company or any of its subsidiaries or any of its or their respective properties or assets is bound, (ii) violate, result in a breach of or constitute (with due notice or lapse of time or both) a default or give rise to an event of acceleration under any contract, lease, loan or credit agreement, mortgage, security agreement, trust indenture or other agreement or instrument to which the Company is a party or by which it or any of its subsidiaries is bound or to which any of its respective properties or assets is subject, nor result in the creation or imposition of any lien, security interest, charge or encumbrance of any kind upon any of the properties, assets or capital stock of the Company or any of its subsidiaries, or (iii) violate any provision of the organizational and other governing documents of the Company or any of its subsidiaries.

(b) Subject to the accuracy of the Purchasers' representations and warranties herein, no consent, approval, authorization or order of, or filing or registration with, any court or Governmental Authority or other person is required to be obtained or made by the Company for the execution, delivery and performance of this Agreement or the consummation of any of the transactions contemplated hereby except for those consents or authorizations previously made or obtained and those filings which are required to be made under federal or state securities laws that, pursuant to such laws, may be made after the date hereof.

SECTION 2.5 SEC Reports; Financial Condition; No Adverse Changes. (a) The audited financial statements of the Company and the related notes thereto as of December 31, 2004 contained in the SEC Reports and the unaudited financial statements of the Company and the related notes thereto as of March 31, June 30, and September 30, 2005, respectively, contained in the SEC Reports (the "Financial Statements"), present fairly the financial position, results of operations and cash flows of the Company at such date and for the periods set forth therein. The Financial Statements, including the related schedules and notes thereto, have been prepared in accordance with generally accepted accounting principles in the United States as in effect on the date of filing of such documents with the SEC, applied on a consistent basis unless

otherwise expressly stated therein except (i) for changes concurred in by the Company's independent public auditors and (ii) that the unaudited Financial Statements omit certain footnote disclosures and year-end adjustments that are expected to occur during the preparation of the year-end financial statements. Except as disclosed in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2004, the Company's Quarterly Reports on Form 10-QSB for the periods ending March 31, 2005, June 30, 2005 and September 30, 2005 and Current Reports on Form 8-K filed by the Company with the Securities and Exchange Commission ("SEC") since December 31, 2004 (the "SEC Reports"), during the period from December 31, 2004 to and including the date hereof, there has been no sale, transfer or other disposition by the Company of any material part of the business, property or securities of the Company (other than the grant of options and warrants and shares of Common Stock issued upon the exercise of outstanding options and warrants) and no purchase or other acquisition of any business, property or securities by the Company material in relation to the financial condition of the Company.

(b)   Since December 31, 2004, except as set forth in the SEC Reports, there has been no development or event known to the Company or any of its subsidiaries, or any action of any Governmental Authority known to the Company, that has had or could reasonably be expected to have a Material Adverse Effect.

SECTION 2.6 Securities Laws. All notices, filings, registrations, or qualifications under state securities or "blue sky" laws, which are required in connection with the offer, issuance, sale and delivery of the Securities pursuant to this Agreement, have been, or will be, completed by the Company.

SECTION 2.7 No Default. The Company is not, and, immediately after the consummation of the transactions contemplated hereby to be performed by the Company, the Company will not be, in default of (whether upon the passage of time, the giving of notice or both), any term of its charter document or its bylaws or any provision of any security issued by the Company, or of any agreement, instrument or other undertaking to which the Company is a party or by which it or any of its properties or assets is bound, or the applicable provisions of any law, statute, rule, regulation, order, writ, injunction, judgment or decree of any court or Governmental Authority to or by which the Company or any of its properties or assets is bound, which default, either individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

SECTION 2.8 Intellectual Property. The Company and its subsidiaries have all licenses, copyrights and trademarks that are needed to conduct the business of the Company and its subsidiaries as it is now being conducted (the "Intellectual Property Rights"). To the Company's knowledge, the Intellectual Property Rights that the Company (and/or its subsidiaries) owns are valid and enforceable. To the Company's knowledge, the use of such Intellectual Property Rights by the Company (and/or its subsidiaries) does not infringe upon or conflict with any right of any third party, and, except as disclosed in the SEC Reports, neither the Company nor any of its subsidiaries has received notice, written or otherwise, of any such infringement or conflict other than with respect to alleged infringements or conflicts that, individually or in the aggregate, if determined adversely to the Company would not have a Material Adverse Effect. The

Company has no knowledge of any infringement of its Intellectual Property Rights by any third party.

SECTION 2.9 No Litigation. Except as disclosed in the SEC Reports, no litigation, proceeding, other action or claim (including those for unpaid taxes), or environmental proceeding against the Company or any of its subsidiaries is pending, or, to the Company's knowledge, threatened or contemplated that, if determined adversely, would have a Material Adverse Effect on the Company.

SECTION 2.10 Permits. The Company and each of its subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders necessary to own, lease and operate its properties and to carry on its business as it is now being conducted (collectively, the "Company Permits"), and there is no action pending or, to the knowledge of the Company, threatened regarding suspension or cancellation of any of the Company Permits except for such Company Permits the failure to possess which, or the cancellation or suspension of which, would not, individually or in the aggregate, have a Material Adverse Effect. To the knowledge of the Company, neither the Company nor any of its subsidiaries is in material conflict with, or in material default or material violation of, any of the Company Permits.

SECTION 2.11 Subsidiaries. As of the date hereof, the Company has no subsidiaries other than those set forth in the SEC Reports or those that conduct no active business.

SECTION 2.12 Related Party Transactions. Except as disclosed in the SEC Reports and for such transactions for which disclosure pursuant to Regulation S-B would not be required in an SEC Report, none of the officers, directors, employees or 5% or greater shareholders of the Company is presently a party to any transaction with the Company or any of its subsidiaries (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or the advances of money or otherwise requiring payments to or from any such officer, director, employee or shareholder or, to the knowledge of the Company, any corporation, partnership, trust or other entity in which any such officer, director, employee or shareholder has a substantial interest or is an officer, director, trustee or partner.

SECTION 2.13 Disclosure. The representations and warranties of the Company in this Agreement and the statements contained in the SEC Reports (at the time they were filed with the SEC, except as modified by subsequent reports filed by the Company with the SEC), the PPM and the schedules, certificates and exhibits furnished to the Purchasers by or on behalf of the Company in connection herewith did not and do not contain any untrue statement of a material fact and do not omit to state any material fact necessary to make the statements herein or therein not misleading in light of the circumstances under which such statements were made. The SEC Reports contain all material information concerning the Company required to be set forth therein, and no event or circumstance has occurred or exists since December 31, 2004, that would require the Company to disclose such event or circumstance in order to make the statements in the SEC Reports not materially misleading as of the date of the Closing that has not been so disclosed except for disclosure of the transactions contemplated hereby. The Company hereby acknowledges that each Purchaser is and will be relying on the SEC Reports , the PPM and the

Company's representations, warranties and covenants contained herein in making an investment decision with respect to the Securities.

SECTION 2.14 Securities Compliance. The Common Stock is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and quoted on OTC Bulletin Board. The Company is in compliance with all OTC Bulletin Board requirements, and the Company has not been contacted by the National Association of Securities Dealers, Inc., either orally or in writing, concerning any violations or any potential removal of the Common Stock from the OTC Bulletin Board.

SECTION 2.15 Environmental Matters. The Company and each of its subsidiaries is in compliance in all material respects with all applicable state and federal environmental laws, and the Company is not aware of any event or condition that has occurred that is reasonably likely to interfere in any material respect with the compliance by the Company or any of its subsidiaries with any environmental law or that may give rise to any liability under any environmental law that, individually or in the aggregate, would have a Material Adverse Effect.

SECTION 2.16 Tax Returns. The Company has filed or caused to be filed all Federal tax returns and all material state and local tax returns required to have been filed by it and has paid or caused to be paid all taxes shown to be due and payable by it on such returns or on any assessments received by it, except any such tax, the validity or amount of which is being contested in good faith by appropriate proceedings and as to which the Company has set aside on its books adequate reserves with respect thereto in accordance with generally accepted accounting principles. Neither the Company nor any of its subsidiaries has received any tax assessment, notice of audit, notice of proposed adjustment or deficiency notice from any taxing authority.

ARTICLE III

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE PURCHASERS

Each Purchaser, severally and not jointly, hereby acknowledges, represents, warrants and agrees as follows:

SECTION 3.1 Authorization; Enforceability; No Violations.

(a)   If the Purchaser is not an individual, the Purchaser is duly organized, validly existing and in good standing under the laws of its jurisdiction, has all requisite power and authority to execute, deliver and perform the terms and provisions of this Agreement and has taken all necessary action to authorize the execution, delivery and performance by it of this Agreement and to consummate the transactions contemplated hereby to be performed by it. If the Purchaser is an individual, it has the legal capacity to execute, deliver and perform the terms and provisions of this Agreement.

(b)   If the Purchaser is not an individual, the execution, delivery and performance by such Purchaser of this Agreement and the consummation by such Purchaser of the transactions contemplated hereby to be performed by it do not and will not violate any provision of (i) such Purchaser's organizational documents, or (ii) any law, statute, rule,

regulation, order, writ, injunction, judgment or decree to which such Purchaser is subject. Such Purchaser has duly executed and delivered this Agreement. Assuming the due execution hereof by the Company, this Agreement constitutes the legal, valid and binding obligation of such Purchaser, enforceable against such Purchaser in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

SECTION 3.2 Securities Act Representations; Legends.

(a)   Such Purchaser understands that: (i) the offering and sale of the Securities to be issued and sold hereunder is intended to be exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"); (ii) the initial offer and sale of the Units issuable hereunder, and any resale of the Offered Shares, Warrants and Warrant Shares, have not been registered under the Securities Act or any other applicable securities laws and such securities may be transferred or otherwise resold pursuant to an effective registration statement under the Securities Act and any other applicable securities laws or if an exemption from such registration requirements is available; and (iii) the Company is required to register any resale of the Securities under the Securities Act and any other applicable securities laws only to the extent provided in this Agreement.

(b)   Such Purchaser represents that the Securities to be acquired by such Purchaser pursuant to this Agreement are being acquired for its own account and not with a view to, or for sale in connection with, any distribution thereof or in violation of the Securities Act or any other securities laws that may be applicable.

(c)   Such Purchaser represents that such Purchaser is not an affiliate (as such term is defined in Rule 405 under the Securities Act) of the Company.

(d)   Such Purchaser acknowledges that no oral or written statements or representations have been made to such Purchaser by or on behalf of the Company in connection with the offering and sale of the Securities hereunder other than those set forth in the SEC Reports and the PPM or as set forth herein, and such Purchaser represents that it is not subscribing for the Securities as a result of, or in response to, any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, or presented at any seminar or meeting.

(e)   Such Purchaser has been furnished with a copy of the PPM and with such materials relating to the business, finances and operations of the Company and the offer and sale of the Securities which have been requested by such Purchaser. Such Purchaser has had the opportunity to read the PPM as well as the SEC Reports, and has been afforded the opportunity to ask questions of the Company and has received satisfactory answers to all questions asked. Such Purchaser understands that its investment in the Securities is speculative and involves a high degree of risk. Purchaser acknowledges that it has carefully evaluated the merits and risks of such an investment, including the risk factors set forth in the PPM.

(f)   Such Purchaser hereby covenants with the Company not to make any sale or other transfer of the Securities without complying with the provisions of this Agreement, and without effectively causing the prospectus delivery requirement under the Securities Act to be satisfied (unless such Purchaser is selling such Securities in a transaction not subject to the prospectus delivery requirements), and such Purchaser acknowledges that the certificates evidencing the Offered Shares, Warrants and Warrant Shares will be imprinted with substantially the following legend that prohibits their transfer except in accordance therewith: THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL SO REGISTERED OR, AN OPINION OF COUNSEL IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE ISSUER OF THESE SECURITIES IS DELIVERED TO THE ISSUER STATING THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS IN COMPLIANCE THEREWITH. Such Purchaser acknowledges and agrees that the Securities are only transferable on the books of the Company (i) if the transfer such Securities has been registered under the Securities Act or (ii) pursuant to a valid exemption under the Securities Act if, in connection with the resale of such security, such holder provides the Company with an opinion of counsel, in form, substance and scope customary for opinions of counsel in comparable transactions, to the effect that such sale or transfer of such Security may be made without registration under the Securities Act. Such Purchaser further covenants to notify the Company promptly of the sale of all of its Securities.

The foregoing legend will be removed from the certificates representing any Offered Shares or Warrant Shares, at the request of the holder thereof, at such time as they become the subject of an effective resale registration statement; provided, that such holder consents to the entry by the Company of stop transfer instructions with the Company's transfer agent during any period under which a Suspension Notice (as defined in Section 4.5 below) shall be in effect.

(g)   Such Purchaser is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act.

(h)   Such Purchaser, either alone or with the assistance of his/her professional advisors, is a sophisticated investor, is able to fend for itself in the transactions contemplated by this Agreement, and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Securities and of making an informed investment decision and understands and has fully considered for purposes of this investment the risk of loss of all monies invested herein.

(i)   Such Purchaser (a) understands that there is presently no active public market for the Securities and that an active and liquid trading market may not develop, which may have a material adverse impact on the price of the Securities and such Purchaser's ability to dispose of the Securities in a timely manner or at all, and (b) is able (1) to bear the economic risk of his or her investment, (2) to hold the Securities for an indefinite period of time and (3) to afford a complete loss of this investment.

(j) Such Purchaser has adequate means of providing for its current needs and possible personal contingencies, and has no need for liquidity in this investment. Such Purchaser's overall commitment to investments which are illiquid or not readily marketable is not disproportionate to its net worth, and investment in the Securities will not cause such overall commitment to become excessive.

(k) Such Purchaser has been solely responsible for its own due diligence investigation of the Company and its business, and its analysis of the merits and risks of the investment made pursuant to this Agreement, and is not relying on anyone else's analysis or investigation of the Company, its business or the merits and risks of the Securities other than professionals employed specifically by the Purchaser to assist the Purchaser. In taking any action or performing any role relative to the arranging of the investments being made pursuant to this Agreement, such Purchaser has acted solely in its own interest and not in that of any other Purchasers, and none of the other Purchasers (or any of their respective employees or agents) has acted as an agent or fiduciary for such Purchaser.

SECTION 3.3 Investment Decision by Purchaser. Such Purchaser understands that nothing in this Agreement or any other materials presented to such Purchaser in connection with the purchase and sale of the Securities constitutes legal, tax or investment advice. Such Purchaser has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Securities.

ARTICLE IV

REGISTRATION RIGHTS

SECTION 4.1 Registration of Shares. As soon as reasonably practicable after the date of execution of this Agreement by the Company and the date the Company's audited financial statements for the 2005 fiscal year are available, but in any event within 10 business days of the date such audited financial statements become available, and in any event no later than March 31, 2006, the Company will prepare, and file with the SEC a registration statement on Form SB-2 (or such other form as may be available to the Company to effect the registration hereby, such registration statement and the prospectus included therein being referred to as the "**SB-2**") for resale of the Offered Shares and the Warrant Shares (the "**Registrable Securities**"). Purchaser acknowledges and agrees that the Company may include in the SB-2 securities to be sold on behalf of other parties. Concurrently with Purchaser's execution of this Agreement, Purchaser agrees to submit to the Company the Shareholder Information Request attached hereto as <u>Exhibit B</u> for the Company's use in completing the SB-2.

SECTION 4.2 Company Obligations. In connection with the SB-2, the Company shall:

(a) prepare and file with the SEC such amendments and supplements to the SB-2 and the prospectus used in connection with such SB-2 as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of the Registrable Securities;

(b)   furnish such number of the SB-2 and prospectuses and other documents incident thereto, including any amendment of or supplement to the prospectus, as the Purchaser may from time to time reasonably request;

(c)   furnish to Coghill Capital Management, LLC, or its successor as designated to the Company in writing by Coghill Capital Management, LLC, (i) copies of the SB-2 and any amendments or prospectuses related thereto for review at least two business days prior to the filing thereof and (ii) copies of any comments that the SEC provides in writing to the Company pertaining to the SB-2, and any responses thereto from the Company to the SEC, in each case that pertain to a Purchaser as a selling shareholder or to the "Plan of Distribution" section, but not information which the Corporation believes would constitute material and non-public information;

(d)   promptly provide notice to the Purchasers when the SB-2 or any post-effective amendment thereto the same has become effective;

(e)   use its commercially reasonable efforts to qualify the Registrable Securities for offer and sale under such other securities or blue sky laws of such jurisdictions in the United States as the Purchaser reasonably requests;

(f)   use its commercially reasonable efforts to cause all such Registrable Securities to be initially listed on each securities exchange or quoted on each inter-dealer quotation system on which the Company's common stock is then listed or quoted; and

(g)   pay all expenses incurred in connection with such registration, including but not limited to, registration and filing fees with the SEC, fees and expenses of compliance with securities or blue sky laws and fees and expenses incurred in connection with the listing or quotation of the Registrable Securities.

SECTION 4.3 Registration Statement Effectiveness. The Company shall use commercially reasonable efforts to have the SB-2 declared effective under the Securities Act as promptly as practicable after filing thereof with the SEC, but in no event later than July 31, 2006. The Company shall use commercially reasonable efforts to cause the SB-2 to continue to be effective until the earlier to occur of (i) the second anniversary of the Closing Date and (ii) the date that all holders of Registrable Securities have either disposed of or have the ability to dispose of all their Registrable Securities within a single three month period pursuant to Rule 144 of the Securities Act ("**SB-2 Effective Period**"), and, during such period, to cause the SB-2 and the prospectus contained therein to be updated as reasonably deemed necessary by the Company to enable the Purchaser to resell the Registrable Securities.

If at any time during the SB -2 Effective Period there is not an effective registration statement covering all of the Registrable Securities and the Company shall determine to prepare

and file with the SEC a registration statement relating to an offering for its own account or the account of others under the Securities Act of any of its equity securities, other than on Form S-4 or Form S-8 (each as promulgated under the Securities Act) or their then equivalents relating to equity securities to be issued solely in connection with any acquisition of any entity or business or equity securities issuable in connection with the stock option or other employee benefit plans, then the Company shall send to each Purchaser a written notice of such determination and, if within five business days after the date of such notice, any such Purchaser shall so request in writing, the Company shall include in such registration statement all or any part of such Registrable Securities such Purchaser requests to be registered; provided, however, that, the Company shall not be required to register any Registrable Securities pursuant to this Section 4.3 that are eligible for resale pursuant to Rule 144(k) promulgated under the Securities Act or that are the subject of a then effective registration statement; provided further, that it shall be a condition to the inclusion of such Registrable Securities on such registration statement that such Purchaser agrees to the same terms and conditions regarding method of sale applicable to the securities otherwise being sold through such registration.

Promptly upon any registration statement filed pursuant to this Section 4.3 being declared effective by the SEC, the Company will file a related form of final prospectus pursuant to Rule 424(b) promulgated under the Securities Act.

Purchaser hereby agrees to indemnify the Company, its officers and directors, each underwriter and selling broker, if any, and each person, if any, who controls the Company, against liability (including liability under the Securities Act and the 1934 Act) arising by reason of any statement contained in the SB-2, that Purchaser provided to the Company in writing explicitly for use in the SB-2, being false or misleading or omitting to state a material fact necessary to be stated in order that the statements made in the SB-2, in the circumstances in which they are made, not be misleading; provided that in no event will the aggregate amount Purchaser is required to pay pursuant to such indemnification obligations exceed the greater of the aggregate purchase price paid by Purchaser hereunder and the amount of the net proceeds received by such Holder upon the sale of the Registrable Securities giving rise to such indemnification obligation. The Company hereby agrees to indemnify Purchaser against liability (including liability under the Securities Act and the 1934 Act) arising by reason of (1) any statement (other than a statement provided by Purchaser as described above) in or incorporated by reference in the SB-2 being false or misleading or omitting to state a material fact necessary to be stated in order that the statements made in or incorporated by reference in the SB-2, in the circumstances in which they are made, not be misleading, (2) any violation by the Company of the Securities Act, the 1934 Act, any state securities laws or any rule or regulation promulgated under the Securities Act, the 1934 Act or any state securities laws in connection with the SB-2, or (3) any breach of any representation, warranty or covenant made by the Company in this Agreement.

If a claim for indemnification under this Section 4.3 is unavailable (by reason of public policy or otherwise) or insufficient to hold harmless an indemnified party in respect of any losses referred to herein, then each indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, in such proportion as is appropriate to reflect the relative fault of the indemnifying party and indemnified party as well as any other relevant equitable considerations. The relative fault

of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, was taken or made by, or relates to information supplied by, such indemnifying party or indemnified party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any losses shall be deemed to include, subject to the limitations set forth herein, any reasonable attorneys' or other reasonable fees or expenses incurred by such party in connection with any proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for herein was available to such party in accordance with its terms.

The parties to this Agreement hereby acknowledge that they are sophisticated business persons who were represented by counsel during the negotiations regarding the provisions hereof including, without limitation, the provisions of this Section 4.3, and are fully informed regarding said provisions. They further acknowledge that the provisions of this Section 4.3 fairly allocate the risks in light of the ability of the Purchasers to investigate the Company and its business, and the ability of the Company to investigate certain matters regarding the Purchaser, in order to assure that adequate disclosure is made in the SB-2 as required by the Securities Act and the Exchange Act.

SECTION 4.4 Liquidated Damages. If (a) the SB-2 is not filed with the SEC on or prior to March 31, 2006, or (b) the SB-2 is not declared effective by the SEC on or prior to July 31, 2006, in each case without regard for the reason therefor, then on each day commencing on April 1, 2006 until the day that the SB-2 is filed with respect to (a) above, and on each day commencing on August 1, 2006 until the SB-2 is declared effective by the SEC with respect to (b) above, the Company will pay an amount in cash, as partial liquidated damages and not as a penalty, equal to $1/30^{th}$ of 1.0% of the aggregate purchase price paid to the Company by Purchaser for the Units purchased hereunder. The Company will pay any partial liquidated damages in arrears on a weekly basis on the last business day of each week. If the Company fails to pay any partial liquidated damages in full within seven days after the date payable, the Company will pay interest thereon at a rate of 10% per annum (or such lesser maximum amount that is permitted to be paid by applicable law) to the Purchaser, accruing daily from the date such partial liquidated damages are due until such amounts, plus all such interest thereon, are paid in full.

SECTION 4.5 Suspension. Upon receipt of a notice (a "**Suspension Notice**") from the Company of the happening of any event that makes any statement made in the SB-2 or related prospectus untrue or which requires the making of any changes in such SB-2 or prospectus so that they will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein in light of the circumstances under which they were made not misleading, Purchaser agrees that it shall forthwith discontinue disposition of shares pursuant to such SB-2 until Purchaser's receipt of the copies of the supplemented or amended prospectus (which the Company shall use commercially reasonable efforts to prepare and distribute promptly) or until it is advised in writing by the Company that the use of the prospectus may be resumed, and has received copies of any additional or supplemental filings which are incorporated by reference in the prospectus. Notwithstanding anything to the contrary in this Agreement, upon the delivery of a Suspension

Notice the Company may delay the filing of any required amendment or supplement to the SB-2 if: (i) in the good faith and reasonable judgment of the Board of Directors of the Company, disclosure of such amended information could be seriously detrimental to the Company, and the Board of Directors of the Company concludes, as a result, that it is in the best interest of the Company to defer the filing of such amendment or supplement at such time, and (ii) the Company furnishes to Purchaser a certificate signed by the Chief Executive Officer of the Company stating that in the good faith judgment of the Board of Directors of the Company, it could be seriously detrimental to the Company for such amendment or supplement to be filed at such time and that it is, therefore, in the best interest of the Company to defer the filing of such amendment or supplement to the SB-2; provided, however, that (i) the Company shall have the right to defer such filing for a period of not more than 30 days, (ii) the Company shall not defer its obligation in this manner more than two times and (iii) the SB-2 Effective Period shall be extended for the amount of time that the SB-2 is unavailable due to such a deferral. The Company shall be permitted to enter stop transfer instructions with the Company's transfer agent with respect to the Registrable Securities during any period under which a Suspension Notice shall be in effect

SECTION 4.6 Termination of Obligations. The provisions of this Article IV shall terminate with respect to any particular Registrable Securities when such Registrable Securities shall have been sold or otherwise disposed of in accordance with the intended method of disposition set forth in the SB-2.

SECTION 4.6 Current Public Information. As long as the Purchaser owns any Registrable Securities that are not otherwise eligible for sale as contemplated by Rule 144(k) under the Securities Act, the Company shall use commercially reasonable efforts to file all required reports with the SEC, or otherwise make available "adequate current public information" about itself, within the meaning of Rule 144(c) under the Securities Act, to potentially make available to the Purchaser the benefits of certain rules and regulations of the SEC which may permit the sale of the Registrable Securities without registration. Notwithstanding the foregoing, to the extent that a holder of Registrable Securities may dispose of such Registrable Securities pursuant to the SB-2, the Company shall not be liable to any such holder for any breach of the provisions of this Section 4.6.

ARTICLE V

SURVIVAL

SECTION 5.1 Survival. Notwithstanding any examination made by or on behalf of any party hereto, the knowledge of any party or the acceptance by any party of any certificate or opinion, each representation and warranty contained herein shall survive the Closing and shall be fully effective and enforceable for three years after the Closing, and each covenant contained herein shall survive the Closing and shall be fully effective and enforceable for the periods set forth therein.

ARTICLE VI

MISCELLANEOUS

SECTION 6.1 Notices. All notices, requests, consents and other communications hereunder shall be in writing, shall be addressed to the receiving party's address set forth below or to such other address as a party may designate by notice hereunder, and shall be either (i) delivered by hand, (ii) made by telecopy or facsimile transmission, (iii) sent by overnight courier, or (iv) sent by registered mail, return receipt requested, postage prepaid.

If to a Purchaser:	To such Purchaser's address set forth on the signature pages hereto.
If to the Company:	Idaho General Mines, Inc. 10 N. Post, Ste. 610 Spokane, WA 99201 Attention: Chief Executive Officer Facsimile:
With a copy to:	Preston Gates & Ellis LLP 925 Fourth Avenue Suite 2900 Seattle, WA 98104 Attention: Gary J. Kocher, Esq. Facsimile: (206) 370-6105

All notices, requests, consents and other communications hereunder shall be deemed to have been given (i) if by hand, at the time of the delivery thereof to the receiving party at the address of such party set forth above; (ii) if by telecopy or facsimile transmission, on the day that receipt thereof has been acknowledged by electronic confirmation or otherwise; (iii) if sent by overnight courier for next-business day delivery, on the next business day following the day such notice is delivered to the courier service; or (iv) if sent by registered mail, on the 5th business day following the day of mailing.

SECTION 6.2 Entire Agreement. This Agreement, including exhibits or other documents referred to herein or that specifically indicate that they were delivered to the Purchaser in connection with this Agreement, together with the instrument evidencing the Warrants, embodies the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings relating to the subject matter hereof (other than the non-disclosure and confidentiality agreements, if any, between the Company and any Purchaser signed in anticipation of an equity financing by the Company). No statement, representation, warranty, covenant or agreement of any kind not expressly set forth in this Agreement shall affect, or be used to interpret, change or restrict, the express terms and provisions of this Agreement.

SECTION 6.3 Amendments. The terms and provisions of the Agreement may be modified, amended or waived, or consent for the departure from such terms and provisions may

be granted, only by written consent of the Company and by Purchasers holding or otherwise entitled to acquire at least two-thirds of the Registrable Securities issued or issuable at the time of such action. Each such waiver or consent shall be effective only in the specific instance and for the purpose for which it was given, and shall not constitute a continuing waiver or consent.

SECTION 6.4 Assignment. Any Purchaser may transfer its rights and obligations hereunder to any third party, provided that any such transferee agrees in writing to assume all of the obligations and liabilities of its transferor hereunder and agrees itself to be bound hereby all in accordance with and pursuant to a duly executed written instrument in form reasonably satisfactory to the Company.

SECTION 6.5 Benefit. All statements, representations, warranties, covenants and agreements in this Agreement shall be binding on the parties hereto and shall inure to the benefit of the respective successors and permitted assigns of each party hereto. Nothing in this Agreement shall be construed to create any rights or obligations except among the parties hereto, and no person or entity shall be regarded as a third-party beneficiary of this Agreement.

SECTION 6.6 Governing Law. This Agreement and the rights and obligations of the partied hereunder shall be construed in accordance with and governed by the laws of the State of New York applicable to agreements made and to be performed entirely within the State of New York, without giving effect to the conflict of law principles thereof.

SECTION 6.7 Severability. In the event that any court of competent jurisdiction shall determine that any provision, or any portion thereof, contained in this Agreement shall be unreasonable or unenforceable in any respect, then such provision shall be deemed limited to the extent that such court deems it reasonable and enforceable, and as so limited shall remain in full force and effect. In the event that such court shall deem any such provision, or portion thereof, wholly unenforceable, the remaining provisions of this Agreement shall nevertheless remain in full force and effect.

SECTION 6.8 Headings and Captions. The headings and captions of the various subdivisions of this Agreement are for convenience of reference only and shall in no way modify or affect the meaning or constructions of any of the terms or provisions hereof.

SECTION 6.9 No Waiver of Rights, Powers and Remedies. No failure or delay by a party hereto in exercising any right, power or remedy under this Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of the party. No single or partial exercise of any right, power or remedy under this Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

SECTION 6.10 Expenses. Each of the parties shall pay its own fees and expenses (including the fees of any attorneys, accountants, appraisers or others engaged by such party) in connection with this Agreement and the transactions contemplated hereby whether or not the transactions contemplated hereby are consummated; provided that the Company will reimburse Coghill Capital Management, LLC for its reasonable fees and expenses, not to exceed $10,000.

SECTION 6.11 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one agreement.

SECTION 6.12 Further Assurances. In case at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, the Company and the Purchaser will take such further action as the other party may reasonably request, all at the sole cost and expense of the requesting party.

SECTION 6.13 Independent Nature of Purchasers' Obligations and Rights. The obligations of each Purchaser under this Agreement are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser hereunder. The decision of each Purchaser to purchase Securities pursuant to this Agreement has been made by such Purchaser independently of any other Purchaser. Nothing contained in this Agreement, and no action taken by any Purchaser pursuant hereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement. Each Purchaser acknowledges that no other Purchaser has acted as agent for such Purchaser in connection with making its investment hereunder and that no Purchaser will be acting as agent of such Purchaser in connection with monitoring its investment in the Securities or enforcing its rights under this Agreement. Each Purchaser shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Agreement, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose.

IN WITNESS WHEREOF, the Company and the Purchasers have executed this Securities Purchase Agreement as of the day and year first above written.

IDAHO GENERAL MINES, INC.
By: /s/ Robert L. Russell
Name: Robert L. Russell
Title: President & CEO

[Signature Page to Securities Purchase Agreement]

PURCHASER:

Purchaser Name: Scott E. Douglass

By: /s/ Scott E. Douglass
Name: Scott E. Douglass
Title:
Address: 2709 Westminster Avenue
    Dallas, TX 75205
Facsimile:

PURCHASER:

Purchaser Name: David A. Bradley

By: /s/ David A. Bradley
Name David A. Bradley
Title:
Address: 2215 York Road
    Suite 500
    Oak Brook, IL 60523
Facsimile: (630) 990-2110

PURCHASER:

Purchaser Name: Enable Opportunity Partners LP

By: /s/ Brendan O'Neil
Name Brendan O'Neil
Title: Principal & Portfolio Manager
Address: One Ferry Building, Suite 255
    San Francisco, CA 94111
Facsimile: (415) 677-1580

PURCHASER:

Purchaser Name: Pierce Diversified Strategy
      Master Fund LLC

By: /s/ Brendan O'Neil
Name Brendan O'Neil
Title: Principal & Portfolio Manager

Address: One Ferry Building, Suite 255
    San Francisco, CA 94111

Facsimile: (415) 677-1580

PURCHASER:

Purchaser Name: Enable Growth Partners LP

By: /s/ Brendan O'Neil
Name   Brendan O'Neil
Title: Principal & Portfolio Manager

Address: One Ferry Building, Suite 255
             San Francisco, CA 94111
Facsimile: (415) 677-1580

PURCHASER:

Purchaser Name: Royal Bank of Canada

By: /s/ Josef Muskatel
Name   Josef Muskatel
Title: Director and Senior Counsel
Address: One Liberty Plaza
             165 Broadway
             New York, NY 10006
Facsimile: (212) 428-3062

By: /s/ Steven C. Milke
Name   Steven C. Milke
Title: Managing Director
Address: One Liberty Plaza
             165 Broadway
             New York, NY 10006
Facsimile:

PURCHASER:

Purchaser Name: Crestview Capital Master, LLC

By: /s/ Stewart R. Flink
Name   Stewart R. Flink
Title: Manager
Address: 95 Revere Drive
             Suite A
             Northbrook, IL 60062
Facsimile:

PURCHASER:

                    Purchaser Name: Cranshire Capital, LP

By: /s/ Mitchell Kopin
Name   Mitchell Kopin
Title: President – Downview Capital
                The General Partner
Address: 666 Dundee Road
                Suite 1901
                Northbrook, IL 60062
Facsimile: (647) 862-9030

PURCHASER:

                    Purchaser Name: Nathan A. Low

By: /s/ Nathan A. Low
Name: Nathan A. Low
Title:
Address: 5 West 86th St.
                Unit 5A
                New York, NY 10024
Facsimile: (212) 750-7277

PURCHASER:

                    Purchaser Name: RHP Master Fund, Ltd.

By: Rock Hill Investment Management LP
By: RHP General Partner LLC
By: /s/ Keith Marlowe
Name: Keith Marlowe
Title: Director
Address: c/o Rock Hill Investment
                Management, L.P.
                Three Bala Plaza – East
                Suite 585
                Bala Cynwyd, PA 19004
Facsimile: (610) 949-9600

PURCHASER:

Purchaser Name: Alexandra Global Master Fund, Ltd.

By: /s/ Mikhail Filimonov
Name   Mikhail Filimonov
Title: Chairman and Chief Executive
                Officer
Address: c/o Alexandra Investment
                Management, LLC
                767 Third Avenue
                39th Floor
                New York, NY 10017
Facsimile: (212) 301-1810

PURCHASER:

Purchaser Name: Levy Family Partners, LLC

By: /s/ Alfredo Botty
Name   Alfredo Botty
Title: Managing Direcor
Address: 415 N. La Salle St.
                Suite 700B
                Chicago, IL 60610
Facsimile: (312) 923-1098

PURCHASER:

Purchaser Name: Oak Street Small Cap Fund, LP

By: /s/ Daniel C. O'Neil
Name   Daniel C. O'Neil
Title: Chief Operating Officer
Address: 980 N. Michigan Ave, Suite 1455
                Chicago, IL 60611
Facsimile: (312) 214-3510

PURCHASER:

Purchaser Name: Smithfield Fiduciary LLC

By: /s/ Adam J. Chill
Name Adam J. Chill
Title: Authorized Signatory
Address: c/o Highbridge Capital
Management, LLC
9 West 57th Street
27th Floor
New York, NY 10019
Attn: Ari J. Storch/Adam J. Chill
Facsimile: (212) 751-0755

PURCHASER:

Purchaser Name: Lakeview Fund, LP

By: /s/ Ari Levy
Name Ari Levy
Title: Chief Investment Officer
Address: 415 N. La Salle St.
Suite 700B
Chicago, IL 60610
Facsimile: (312) 923-1098

PURCHASER:

Purchaser Name: Nite Capital LP

By: /s/ Keith A. Goodman
Name Keith A. Goodman
Title: Manager of the General Partner
Address: 100 East Cook Avenue
Suite 201
Libertyville, IL 60048
Facsimile: (847) 968-2648

PURCHASER:

Purchaser Name: CCM Master Qualified Fund, Ltd.

By: /s/ Clint D. Coghill
Name   Clint D. Coghill
Title: Director
Address: c/o Coghill Capital Management
             1 North Wacker Dr.
             Suite 4350
             Chicago, IL 60606
Facsimile: (312) 324-2001

PURCHASER:

Purchaser Name: KIT Financial, Inc.

By: /s/ Michael R. Krupp
Name   Michael R. Krupp
Title: President
Address: 19 E. Mission St.
             Suite A
             Santa Barbara, CA 93101
Facsimile: (805) 569-6202

PURCHASER:

Purchaser Name: Cordillera Fund, LP

By: /s/ Stephen J. Carter
Name   Stephen J. Carter
Title: Co-CEO of Andrew Carter Capital, Inc.
             General Partner of ACCF GenPar, LP
             General Partner of the Cordillera
             Fund, LP
Address: 8201 Preston Road
             Suite 400
             Dallas, Texas 75225
Facsimile: (214) 890-8825

PURCHASER:

Purchaser Name: Magnetar Capital Master Fund, Ltd.

By: /s/ Paul Smith

Name   Paul Smith
Title: General Counsel
Address: 1603 Orrington Ave
                13th Floor
                Evanston, IL 60201
                Attn: Doug Litowtz
Facsimile: (847) 905-5685

PURCHASER:

Purchaser Name: Alpha Capital AG

By: /s/ Konrad Ackermann

Name   Konrad Ackermann
Title: Director
Address: Pradafant 7
                9490 Furstentums
                Vaduz, Lichtenstein
Facsimile:

PURCHASER:

Purchaser Name: Paresh Patel

By: /s/ Paresh Patel

Name   Paresh Patel
Title: Vice President
Address: 3952 Harrison St. Apt. 401
                Oakland, CA 94611
Facsimile: (415) 399-1366

PURCHASER:

Purchaser Name: Jon Slizza

By: /s/ Jon Slizza

Name   Jon Slizza
Title:
Address: 248 Cazneau Avenue
                Sausalito, CA 94965
Facsimile:

PURCHASER:

Purchaser Name: Harlan P. Kleiman

By: /s/ Harlan P. Kleiman
Name   Harlan P. Kleiman
Title:
Address: 99 Sugar Loaf Drive
            Tiburon, CA 94920
Facsimile: (415) 435-8035

Exhibit 4.2

COMMON STOCK PURCHASE WARRANT

THIS WARRANT MAY NOT BE TRANSFERRED EXCEPT AS OTHERWISE DESCRIBED BELOW.

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AMENDED (THE "1933 ACT"), OR ANY STATE SECURITIES LAWS. THESE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF (I) SUCH REGISTRATION OR (II) AN EXEMPTION THEREFROM AND, IF REQUESTED BY THE COMPANY, AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY TO THE EFFECT THAT SUCH REGISTRATION IS NOT REQUIRED.

Warrant No. _____

IDAHO GENERAL MINES, INC.
(Incorporated under the laws of the State of Idaho)

VOID AFTER 5:00 P.M., SPOKANE, WASHINGTON TIME, ON February ___, 2011
Warrant to Purchase _____Shares of Common Stock Dated February ___, 2006

WARRANT FOR THE PURCHASE OF SHARES OF COMMON STOCK

THIS CERTIFIES THAT, FOR VALUE RECEIVED, _____ or its registered assign(s) (the "**Holder**") is entitled to purchase from Idaho General Mines, Inc., an Idaho corporation (the "**Company**"), subject to the terms and conditions set forth in this Warrant, up to _____ fully paid and nonassessable shares of common stock ("**Common Stock**"), of the Company, at any time commencing on the date hereof (the "**Commencement Date**") and expiring at 5:00 p.m., Spokane Washington time, on February •, 2011 (the "**Expiration Date**"). The price for each share of Common Stock purchased hereunder (as adjusted as set forth herein, collectively the "**Warrant Shares**") is $3.75 per share until expiration of this Warrant (as adjusted as set forth herein, the "**Purchase Price**").

The Holder agrees with the Company that this Warrant is issued, and all the rights hereunder shall be held, subject to all of the conditions, limitations and provisions set forth herein.

1. **EXERCISE OF WARRANT**.

    A. **MANNER OF EXERCISE**. This Warrant may be exercised in whole at any time, or in part from time to time, during the period commencing on the Commencement Date and expiring on the Expiration Date or, if any such day is a day on which banking institutions in the City of Spokane, Washington, are authorized by law to close, then on the next succeeding day that shall not be such a day, by presentation and surrender of this Warrant to the Company at its principal office with the Purchase Form attached as <u>Annex I</u> (the "**Purchase Form**") duly executed and accompanied by payment (either in cash or by certified or official bank check, payable to the order of the Company) of the Purchase Price for the number of shares specified in the Purchase Form and instruments of transfer, if appropriate, duly executed by the Holder or its duly authorized attorney.

    B. **CASHLESS EXERCISE.** Notwithstanding the foregoing in Section 1(A) regarding payment of the Purchase Price in cash or by check, if the resale of the Warrant Shares is not covered by an effective registration statement filed with the U.S. Securities and Exchange Commission, the Holder may elect to receive a reduced number of Warrant Shares in lieu of tendering the Purchase Price in cash or by check by so indicating in the

Purchase Form. In such case, the number of Warrant Shares to be issued to the Holder shall be computed using the following formula:

$$X = \frac{Y(A-B)}{A}$$

where: X = the number of Warrant Shares to be issued to the Holder;
                Y = the number of Warrant Shares to be exercised under this Warrant;
                A = the Closing Price (defined below) per share of Common Stock on the Trading Day before the Purchase Form and this Warrant are duly surrendered to the Company for a full or partial exercise hereof; and
                B = the Purchase Price.

C.   **STATUS AS HOLDER OF WARRANT SHARES; TAXES; EXPIRATION**. Upon receipt by the Company of this Warrant, the duly executed Purchase Form and any other appropriate instruments of transfer, together with the Exercise Price, at its office, the Holder shall be deemed to be the holder of record of the Warrant Shares issuable upon such exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing such Warrant Shares shall not then be actually delivered to the Holder. The Company shall pay any and all documentary stamp or similar issue taxes payable in respect of the issue or delivery of Warrant Shares. This Warrant shall become void, and all rights hereunder shall cease, at the close of business on the Expiration Date. The Company in its sole discretion may extend the duration of this Warrant by delaying the Expiration Date.

D.   **ISSUANCE OF CERTIFICATES**. As soon as practicable after the exercise of all or any portion of this Warrant, the Company shall, within three (3) Trading Days (defined below), (i) issue to the Holder a certificate or certificates for the number of full Warrant Shares to which the Holder is entitled, or, at the Holder's request, deliver such Warrant Shares electronically if such means is otherwise presently available to and utilized by the Company, registered in such name or names as may be directed by the Holder, and (ii) if this Warrant has not been exercised in full, issue to the Holder a new countersigned warrant in substantially the same form for the Warrant Shares as to which this Warrant shall not have been exercised. This Warrant may not be exercised by, or securities issued to, any Holder in any state in which such exercise would be unlawful.

2.   **RESERVATION OF SHARES**. The Company will at all times reserve for issuance and delivery upon exercise of this Warrant all Warrant Shares or other shares of capital stock of the Company (and other securities and property) from time to time receivable upon exercise of this Warrant. All such shares (and other securities and property) shall be duly authorized and, when issued upon such exercise, shall be validly issued, fully paid and nonassessable and free of all preemptive rights.

3.   **NO FRACTIONAL SHARES**. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. If the holder of this Warrant would be entitled, upon the exercise of this Warrant, to receive a fractional interest in a share, the Company shall, upon such exercise, purchase such fractional interest, determined as follows:

(a)   If the Common Stock is listed on a national securities exchange or admitted to unlisted trading privileges on such exchange or listed for trading on The Nasdaq National Market or The Nasdaq SmallCap Market or the OTC Bulletin Board, the current value shall be the last reported sale price of the Common Stock on such exchange on the last business day prior to the date of exercise of this Warrant or if no such sale is made on such day, the average of the closing bid and asked prices for such day on such exchange; or

(b)   If the Common Stock is not listed or admitted to unlisted trading privileges, the current value shall be the mean of the last reported bid and asked prices reported by the National Quotation Bureau, Inc. on the last business day prior to the date of the exercise of this Warrant; or

(c)   If the Common Stock is not so listed or admitted to unlisted trading privileges and bid and asked prices are not so reported, the current value shall be an amount determined in such reasonable manner as may be prescribed by the Board of Directors of the Company.

4.   **STOCK DIVIDENDS; SPLIT-UPS**. If after the issuance of this Warrant, and subject to the provisions herein the number of outstanding shares of Common Stock is increased by a stock dividend payable in shares of Common Stock or by a split-up of shares of Common Stock or other similar event, then, on the effective day thereof, the number of Warrant Shares shall be increased in proportion to such increase in outstanding shares and the then applicable Purchase Price shall be correspondingly decreased.

5.   **AGGREGATION OF SHARES**. If after the date hereof, and subject to the provisions herein, the number of outstanding shares of Common Stock is decreased by a consolidation, combination, reverse stock split, or reclassification of shares of Common Stock or other similar event, then, after the effective date of such consolidation, combination or reclassification, the number of Warrant Shares shall be decreased in proportion to such decrease in outstanding shares and the then applicable Purchase Price shall be correspondingly increased.

6.   **REORGANIZATION, ETC**. If after the date hereof any capital reorganization or reclassification of the Common Stock, or consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets to another corporation or other similar event shall be effected, then, as a condition of such reorganization, reclassification, consolidation, merger or sale, lawful and fair provision shall be made whereby the registered holders shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in this Warrant and in lieu of the securities of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby, such shares of stock, securities or assets as may be issued or payable with respect to or in exchange for the number of outstanding shares of such Common Stock equal to the number of shares of Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented by this Warrant, had such reorganization, reclassification, consolidation, merger, or sale not taken place and in such event appropriate provision shall be made with respect to the rights and interests of the registered holders to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Purchase Price and the Warrant Shares) shall thereafter be applicable, as nearly as may be in relation to any share of stock, securities or assets thereafter deliverable upon the exercise hereof. The Company shall not effect any such consolidation, merger or sale unless prior to the consummation thereof the successor corporation (if other than the Company) resulting from such consolidation or merger, or the corporation purchasing such assets, shall assume by written instrument executed and delivered to the Company the obligation to deliver to the registered holders such shares of stock, securities or assets as, in accordance with the foregoing provisions, such holders may be entitled to purchase.

7.   **FORM OF WARRANT**. This Warrant need not be changed because of any adjustment pursuant to the terms herein, and any form of warrant issued after such adjustment may state the same Purchase Price and the same number of shares as is stated in this Warrant. However, the Company may at any time in its sole discretion make any change in the form of this Warrant that the Company may deem appropriate and that does not affect the substance thereof, and any warrant thereafter issued, whether in exchange or substitution for this Warrant or otherwise, may be in the form as so changed. The Company agrees to notify the Holder of any adjustment to the number of shares or Purchase Price of the Warrant, any changes to the form of this Warrant or any other change pursuant to the terms herein.

8.   **TRANSFER OF WARRANTS**. This Warrant and the Warrant Shares have not been registered under the 1933 Act or similar state laws. This Warrant and Warrant Shares cannot be sold or transferred by an investor unless (i) they are so registered or (ii) an exemption from registration is available at the time of transfer and, if requested by the Company, an opinion of counsel satisfactory to the Company to the effect that such registration is not required is delivered to the Company. Subject to the foregoing limitations, the Company shall register the transfer, from time to time, of this Warrant upon the Company's warrant register, upon surrender of this Warrant for transfer, accompanied by a duly executed Assignment Form in the form attached as <u>Annex II</u>, with signatures properly guaranteed as indicated. Upon any such transfer, a new warrant or warrants representing the aggregate number of this Warrant shall be issued and this Warrant shall be cancelled by the Company.

A restrictive legend shall be placed upon each share certificate acquired upon exercise of this Warrant in substantially the following form:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AMENDED, OR ANY STATE SECURITIES LAWS. THESE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF (I) SUCH REGISTRATION OR (II) AN EXEMPTION THEREFROM AND, IF REQUESTED BY THE COMPANY, AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY TO THE EFFECT THAT SUCH REGISTRATION IS NOT REQUIRED. HEDGING TRANSACTIONS INVOLVING THESE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.

The foregoing legend will be removed from the certificates representing any Warrant Shares, at the request of the holder thereof, at such time as they become the subject of an effective resale registration statement or they become eligible for resale pursuant to Rule 144(k) under the 1933 Act.

9.   **NO RIGHTS AS STOCKHOLDERS**. Prior to the exercise of this Warrant in accordance with the terms hereof and payment of the full exercise price therefor, the Holder will not be entitled to any rights by virtue hereof as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends or other distributions, to exercise any preemptive rights, to consent or to receive notice as stockholders of the Company in respect to the meetings of stockholders or the election of directors of the Company or any other matter.

10.   **LOST, STOLEN, MUTILATED OR DESTROYED WARRANTS**. If this Warrant is lost, stolen, mutilated, or destroyed, the Company may on such terms as to indemnity or otherwise as it may in its discretion impose (which shall, in the case of a mutilated Warrant, include the surrender thereof), issue a new warrant of like denomination, tenor, and date. Any such new warrant shall constitute a substitute contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated, or destroyed Warrant shall be at any time enforceable by anyone.

11.   **GOVERNING LAW**. This Warrant shall be governed by and construed in accordance with the laws of the State of New York without giving effect to conflicts of laws principles that would require the application of the law of another jurisdiction.

12.   **NOTICES OF CERTAIN ACTIONS**. In the event:

(a)   the Company sets a record date with respect to the holders of Common Stock for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of stock of any class or any other securities, or to receive any other right;

(b)   the number of outstanding shares of Common Stock is increased by a stock dividend payable in shares of Common Stock or by a split-up of shares of Common Stock or other similar event;

(c)   the number of outstanding shares of Common Stock is decreased by a consolidation, combination, reverse stock split, or reclassification of shares of Common Stock or other similar event;

(d)   of any capital reorganization or reclassification of the Common Stock, or consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets to another corporation or other similar event; or

(e)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Company;

then, and in each such case, the Company will provide written notice (an "**Event Notice**") to the Holder at least ten days prior to (i) the record date in the case of (a) above, specifying the record date and the amount and character of such dividend, distribution or right, and (ii) the effective date of any event specified in clause (b), (c), (d) or (e) above, specifying the effective date on which such event is to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock will be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such event, if applicable. Any failure to mail an Event Notice required by this Section 12 or any defect therein or in the mailing thereof will not affect the validity of the corporate action required to be specified in such Event Notice. Nothing herein shall prohibit the Holder from exercising this Warrant during the ten day period commencing on the date of an Event Notice, provided that such exercise occurs prior to the Expiration Date and the Holder otherwise complies with the terms hereof.

13. **DELIVERY OF NOTICE**. Notices and other communications to be given to the Holder of this Warrant evidenced by this certificate shall be deemed to have been sufficiently given, if delivered or mailed, addressed in the name and at the address of such owner appearing on the records of the Company, and if mailed, sent registered or certified mail, postage prepaid. Notices or other communications to the Company shall be deemed to have been sufficiently given if delivered by hand or mailed, by registered or certified mail, postage prepaid, to the Company at 10 North Post Street, Suite 610, Spokane, Washington 99201, Attn: Robert L. Russell, President, or at such other address as the Company shall have designated by written notice to the registered owner as herein provided. Notice by mail shall be deemed given when deposited in the United States mail as herein provided.

[The balance of this page intentionally left blank]

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed, manually or in facsimile, by the undersigned thereunto duly authorized, as of the date first written above.

IDAHO GENERAL MINES, INC.

By:_____
Robert L. Russell, President & CEO

ANNEX I

TO COMMON STOCK PURCHASE WARRANT

PURCHASE FORM

To:_____   Dated:_____

The undersigned, pursuant to the provisions set forth in the attached Warrant (No. ___) (the "**Warrant**"), hereby irrevocably elects to purchase _____ shares of the Common Stock covered by such Warrant.

The undersigned herewith makes payment of the full exercise price for such shares at the price per share provided for in such Warrant, which is $_____ in lawful money of the United States.

IF PAYMENT FOR ANY OF THE SHARES TO BE ISSUED HEREUNDER IS PURSUANT TO THE CASHLESS EXERCISE PROVISION IN SECTION 1(B) OF THE WARRANT, PLEASE PROVIDE THE FOLLOWING INFORMATION:

     Number of Warrant Shares to be purchased under this Warrant: _____
     Closing Price per share of Common Stock on the Trading Day before this Purchase Form and the Warrant are surrendered: $_____ as of _____, 20__*
     Number of shares of Common Stock to be issued to the undersigned pursuant to the purchase described herein based upon the calculation in Section 1(B) of the Warrant:_____*

     * Note: The undersigned understands that this information is provided by the undersigned solely for informational purposes, and that it is not binding on the Company for any purpose. The terms of the Warrant, and not this Purchase Form, will govern the calculation of these items and the actual number of shares of Common Stock to be received by the undersigned pursuant to the purchase of shares of Common Stock hereunder.

Capitalized terms used but not defined herein have the meaning assigned to such terms in the Warrant.

                       [Name]

                                   _____
                  Name: _____
                  Title: _____

                  Address: _____

                                     _____

ANNEX II

TO COMMON STOCK PURCHASE WARRANT

ASSIGNMENT FORM

FOR VALUE RECEIVED, _____ hereby sells, assigns and transfers all of the rights of the undersigned under the attached Warrant (No. ____) with respect to the number of shares of Common Stock covered thereby set forth below, unto:

Name of Assignee	Address	No. of Shares

Dated:_____

[Name]

_____
Name:
Title:

Signature Guaranteed:

By: _____

The signature should be guaranteed by an eligible guarantor institution (banks, stockbrokers, savings and loan associations and credit unions with membership in an approved signature guarantee medallion program) pursuant to Rule 17Ad-15 under the Securities Exchange Act of 1934.

Exhibit 4.3

COMMON STOCK PURCHASE WARRANT

THIS WARRANT MAY NOT BE TRANSFERRED EXCEPT AS OTHERWISE DESCRIBED BELOW.

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AMENDED (THE "1933 ACT"), OR ANY STATE SECURITIES LAWS. THESE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF (I) SUCH REGISTRATION OR (II) AN EXEMPTION THEREFROM AND, IF REQUESTED BY THE COMPANY, AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY TO THE EFFECT THAT SUCH REGISTRATION IS NOT REQUIRED.

Warrant No. _____

IDAHO GENERAL MINES, INC.
(Incorporated under the laws of the State of Idaho)

VOID AFTER 5:00 P.M., SPOKANE, WASHINGTON TIME, ON February ___, 2011
Warrant to Purchase _____Shares of Common Stock Dated February ___, 2006

WARRANT FOR THE PURCHASE OF SHARES OF COMMON STOCK

THIS CERTIFIES THAT, FOR VALUE RECEIVED, _____ or its registered assign(s) (the "**Holder**") is entitled to purchase from Idaho General Mines, Inc., an Idaho corporation (the "**Company**"), subject to the terms and conditions set forth in this Warrant, up to _____ fully paid and nonassessable shares of common stock ("**Common Stock**"), of the Company, at any time commencing on the date hereof (the "**Commencement Date**") and expiring at 5:00 p.m., Spokane Washington time, on February •, 2011 (the "**Expiration Date**"). The price for each share of Common Stock purchased hereunder (as adjusted as set forth herein, collectively the "**Warrant Shares**") is $3.75 per share until expiration of this Warrant (as adjusted as set forth herein, the "**Purchase Price**").

The Holder agrees with the Company that this Warrant is issued, and all the rights hereunder shall be held, subject to all of the conditions, limitations and provisions set forth herein.

1.   **EXERCISE OF WARRANT**.

        A.   **MANNER OF EXERCISE**. This Warrant may be exercised in whole at any time, or in part from time to time, during the period commencing on the Commencement Date and expiring on the Expiration Date or, if any such day is a day on which banking institutions in the City of Spokane, Washington, are authorized by law to close, then on the next succeeding day that shall not be such a day, by presentation and surrender of this Warrant to the Company at its principal office with the Purchase Form attached as Annex I (the "**Purchase Form**") duly executed and accompanied by payment (either in cash or by certified or official bank check, payable to the order of the Company) of the Purchase Price for the number of shares specified in the Purchase Form and instruments of transfer, if appropriate, duly executed by the Holder or its duly authorized attorney.

        B.   **CASHLESS EXERCISE WITHOUT AN EFFECTIVE REGISTRATION STATEMENT.** Notwithstanding the foregoing in Section 1(A) regarding payment of the Purchase Price in cash or by check, if the resale of the Warrant Shares is not covered by an effective registration statement filed with the U.S. Securities and Exchange Commission, the Holder may elect to receive a reduced number of Warrant Shares in lieu of tendering the

Purchase Price in cash or by check by so indicating in the Purchase Form. In such case, the number of Warrant Shares to be issued to the Holder shall be computed using the following formula:

$$X = \frac{Y(A-B)}{A}$$

where: X = the number of Warrant Shares to be issued to the Holder;
    Y = the number of Warrant Shares to be exercised under this Warrant;
  A = the Closing Price (defined below) per share of Common Stock on the Trading Day before the Purchase Form and this Warrant are duly surrendered to the Company for a full or partial exercise hereof; and
  B = the Purchase Price.

   C. **CASHLESS EXERCISE WITH AN EFFECTIVE REGISTRATION STATEMENT.** Notwithstanding the foregoing in Section 1(A) regarding payment of the Purchase Price in cash or by check, if the resale of the Warrant Shares is covered by an effective registration statement filed with the U.S. Securities and Exchange Commission, the Holder may elect to receive a reduced number of Warrant Shares in lieu of tendering the Purchase Price in cash or by check by so indicating in the Purchase Form. In such case, the number of Warrant Shares to be issued to the Holder shall be computed using the following formula:

$$X = \frac{Y(A-B)}{A}$$

where: X = the number of Warrant Shares to be issued to the Holder;
    Y = the number of Warrant Shares to be exercised under this Warrant, which, together with all other Warrant Shares exercised in accordance with this Section 1(B), shall not exceed

    ● [half of total amount of Warrant Shares];
  A = the Closing Price (defined below) per share of Common Stock on the Trading Day before the Purchase Form and this Warrant are duly surrendered to the Company for a full or partial exercise hereof; and
  B = the Purchase Price.

   D. **STATUS AS HOLDER OF WARRANT SHARES; TAXES; EXPIRATION**. Upon receipt by the Company of this Warrant, the duly executed Purchase Form and any other appropriate instruments of transfer, together with the Exercise Price, at its office, the Holder shall be deemed to be the holder of record of the Warrant Shares issuable upon such exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing such Warrant Shares shall not then be actually delivered to the Holder. The Company shall pay any and all documentary stamp or similar issue taxes payable in respect of the issue or delivery of Warrant Shares. This Warrant shall become void, and all rights hereunder shall cease, at the close of business on the Expiration Date. The Company in its sole discretion may extend the duration of this Warrant by delaying the Expiration Date.

   E. **ISSUANCE OF CERTIFICATES**. As soon as practicable after the exercise of all or any portion of this Warrant, the Company shall, within three (3) Trading Days (defined below), (i) issue to the Holder a certificate or certificates for the number of full Warrant Shares to which the Holder is entitled, or, at the Holder's request, deliver such Warrant Shares electronically if such means is otherwise presently available to and utilized by the Company, registered in such name or names as may be directed by the Holder, and (ii) if this Warrant has not been exercised in full, issue to the Holder a new countersigned warrant in substantially the same form for the Warrant Shares as to which this Warrant shall not have been exercised. This Warrant may not be exercised by, or securities issued to, any Holder in any state in which such exercise would be unlawful.

2. **RESERVATION OF SHARES**. The Company will at all times reserve for issuance and delivery upon exercise of this Warrant all Warrant Shares or other shares of capital stock of the Company (and other securities and property) from time to time receivable upon exercise of this Warrant. All such shares (and other securities and

property) shall be duly authorized and, when issued upon such exercise, shall be validly issued, fully paid and nonassessable and free of all preemptive rights.

3.   **NO FRACTIONAL SHARES**. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. If the holder of this Warrant would be entitled, upon the exercise of this Warrant, to receive a fractional interest in a share, the Company shall, upon such exercise, purchase such fractional interest, determined as follows:

(a)   If the Common Stock is listed on a national securities exchange or admitted to unlisted trading privileges on such exchange or listed for trading on The Nasdaq National Market or The Nasdaq SmallCap Market or the OTC Bulletin Board, the current value shall be the last reported sale price of the Common Stock on such exchange on the last business day prior to the date of exercise of this Warrant or if no such sale is made on such day, the average of the closing bid and asked prices for such day on such exchange; or

(b)   If the Common Stock is not listed or admitted to unlisted trading privileges, the current value shall be the mean of the last reported bid and asked prices reported by the National Quotation Bureau, Inc. on the last business day prior to the date of the exercise of this Warrant; or

(c)   If the Common Stock is not so listed or admitted to unlisted trading privileges and bid and asked prices are not so reported, the current value shall be an amount determined in such reasonable manner as may be prescribed by the Board of Directors of the Company.

4.   **STOCK DIVIDENDS; SPLIT-UPS**. If after the issuance of this Warrant, and subject to the provisions herein the number of outstanding shares of Common Stock is increased by a stock dividend payable in shares of Common Stock or by a split-up of shares of Common Stock or other similar event, then, on the effective day thereof, the number of Warrant Shares shall be increased in proportion to such increase in outstanding shares and the then applicable Purchase Price shall be correspondingly decreased.

5.   **AGGREGATION OF SHARES**. If after the date hereof, and subject to the provisions herein, the number of outstanding shares of Common Stock is decreased by a consolidation, combination, reverse stock split, or reclassification of shares of Common Stock or other similar event, then, after the effective date of such consolidation, combination or reclassification, the number of Warrant Shares shall be decreased in proportion to such decrease in outstanding shares and the then applicable Purchase Price shall be correspondingly increased.

6.   **REORGANIZATION, ETC**. If after the date hereof any capital reorganization or reclassification of the Common Stock, or consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets to another corporation or other similar event shall be effected, then, as a condition of such reorganization, reclassification, consolidation, merger or sale, lawful and fair provision shall be made whereby the registered holders shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in this Warrant and in lieu of the securities of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby, such shares of stock, securities or assets as may be issued or payable with respect to or in exchange for the number of outstanding shares of such Common Stock equal to the number of shares of Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented by this Warrant, had such reorganization, reclassification, consolidation, merger, or sale not taken place and in such event appropriate provision shall be made with respect to the rights and interests of the registered holders to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Purchase Price and the Warrant Shares) shall thereafter be applicable, as nearly as may be in relation to any share of stock, securities or assets thereafter deliverable upon the exercise hereof. The Company shall not effect any such consolidation, merger or sale unless prior to the consummation thereof the successor corporation (if other than the Company) resulting from such consolidation or merger, or the corporation purchasing such assets, shall assume by written instrument executed and delivered to the Company the obligation to deliver to the registered holders such shares of stock, securities or assets as, in accordance with the foregoing provisions, such holders may be entitled to purchase.

7.   **FORM OF WARRANT**. This Warrant need not be changed because of any adjustment pursuant to the terms herein, and any form of warrant issued after such adjustment may state the same Purchase Price and the same number of shares as is stated in this Warrant. However, the Company may at any time in its sole discretion make any change in the form of this Warrant that the Company may deem appropriate and that does not affect the substance thereof, and any warrant thereafter issued, whether in exchange or substitution for this Warrant or otherwise, may be in the form as so changed. The Company agrees to notify the Holder of any adjustment to the number of shares or Purchase Price of the Warrant, any changes to the form of this Warrant or any other change pursuant to the terms herein.

8.   **TRANSFER OF WARRANTS**. This Warrant and the Warrant Shares have not been registered under the 1933 Act or similar state laws. This Warrant and Warrant Shares cannot be sold or transferred by an investor unless (i) they are so registered or (ii) an exemption from registration is available at the time of transfer and, if requested by the Company, an opinion of counsel satisfactory to the Company to the effect that such registration is not required is delivered to the Company. Subject to the foregoing limitations, the Company shall register the transfer, from time to time, of this Warrant upon the Company's warrant register, upon surrender of this Warrant for transfer, accompanied by a duly executed Assignment Form in the form attached as Annex II, with signatures properly guaranteed as indicated. Upon any such transfer, a new warrant or warrants representing the aggregate number of this Warrant shall be issued and this Warrant shall be cancelled by the Company.

A restrictive legend shall be placed upon each share certificate acquired upon exercise of this Warrant in substantially the following form:

> **THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AMENDED, OR ANY STATE SECURITIES LAWS. THESE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF (I) SUCH REGISTRATION OR (II) AN EXEMPTION THEREFROM AND, IF REQUESTED BY THE COMPANY, AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY TO THE EFFECT THAT SUCH REGISTRATION IS NOT REQUIRED. HEDGING TRANSACTIONS INVOLVING THESE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.**

The foregoing legend will be removed from the certificates representing any Warrant Shares, at the request of the holder thereof, at such time as they become the subject of an effective resale registration statement or they become eligible for resale pursuant to Rule 144(k) under the 1933 Act.

9.   **REGISTRATION RIGHTS**. The Company acknowledges that this Warrant is issued to Holder in connection with the issuance and sale of the Company's securities pursuant to a Securities Purchase Agreement dated February 13, 2006 among the Company and the purchasers listed therein, who were granted certain registration rights in connection with their securities purchase. The Company shall include the resale of the Warrant Shares in any registration statement filed pursuant to the terms of such Securities Purchase Agreement, provided that the Holder complies with the terms and conditions applicable to a purchaser under such Securities Purchase Agreement with respect to such registration statement.

10.   **NO RIGHTS AS STOCKHOLDERS**. Prior to the exercise of this Warrant in accordance with the terms hereof and payment of the full exercise price therefor, the Holder will not be entitled to any rights by virtue hereof as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends or other distributions, to exercise any preemptive rights, to consent or to receive notice as stockholders of the Company in respect to the meetings of stockholders or the election of directors of the Company or any other matter.

11.   **LOST, STOLEN, MUTILATED OR DESTROYED WARRANTS**. If this Warrant is lost, stolen, mutilated, or destroyed, the Company may on such terms as to indemnity or otherwise as it may in its discretion impose (which shall, in the case of a mutilated Warrant, include the surrender thereof), issue a new warrant of like denomination, tenor, and date. Any such new warrant shall constitute a substitute contractual obligation of the

Company, whether or not the allegedly lost, stolen, mutilated, or destroyed Warrant shall be at any time enforceable by anyone.

12.   **GOVERNING LAW**. This Warrant shall be governed by and construed in accordance with the laws of the State of New York without giving effect to conflicts of laws principles that would require the application of the law of another jurisdiction.

13.   **NOTICES OF CERTAIN ACTIONS**. In the event:

(a)   the Company sets a record date with respect to the holders of Common Stock for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of stock of any class or any other securities, or to receive any other right;

(b)   the number of outstanding shares of Common Stock is increased by a stock dividend payable in shares of Common Stock or by a split-up of shares of Common Stock or other similar event;

(c)   the number of outstanding shares of Common Stock is decreased by a consolidation, combination, reverse stock split, or reclassification of shares of Common Stock or other similar event;

(d)   of any capital reorganization or reclassification of the Common Stock, or consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets to another corporation or other similar event; or

(e)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Company;

then, and in each such case, the Company will provide written notice (an "**Event Notice**") to the Holder at least ten days prior to (i) the record date in the case of (a) above, specifying the record date and the amount and character of such dividend, distribution or right, and (ii) the effective date of any event specified in clause (b), (c), (d) or (e) above, specifying the effective date on which such event is to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock will be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such event, if applicable. Any failure to mail an Event Notice required by this Section 12 or any defect therein or in the mailing thereof will not affect the validity of the corporate action required to be specified in such Event Notice. Nothing herein shall prohibit the Holder from exercising this Warrant during the ten day period commencing on the date of an Event Notice, provided that such exercise occurs prior to the Expiration Date and the Holder otherwise complies with the terms hereof.

14.   **DELIVERY OF NOTICE**. Notices and other communications to be given to the Holder of this Warrant evidenced by this certificate shall be deemed to have been sufficiently given, if delivered or mailed, addressed in the name and at the address of such owner appearing on the records of the Company, and if mailed, sent registered or certified mail, postage prepaid. Notices or other communications to the Company shall be deemed to have been sufficiently given if delivered by hand or mailed, by registered or certified mail, postage prepaid, to the Company at 10 North Post Street, Suite 610, Spokane, Washington 99201, Attn: Robert L. Russell, President, or at such other address as the Company shall have designated by written notice to the registered owner as herein provided. Notice by mail shall be deemed given when deposited in the United States mail as herein provided.

[The balance of this page intentionally left blank]

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed, manually or in facsimile, by the undersigned thereunto duly authorized, as of the date first written above.

IDAHO GENERAL MINES, INC.

By: By:

    Robert L. Russell, President & CEO   Michael K. Branstetter, Secretary Treasurer

ANNEX I

TO COMMON STOCK PURCHASE WARRANT

PURCHASE FORM

To:_____   Dated:_____

The undersigned, pursuant to the provisions set forth in the attached Warrant (No. ___) (the "**Warrant**"), hereby irrevocably elects to purchase _____ shares of the Common Stock covered by such Warrant.

The undersigned herewith makes payment of the full exercise price for such shares at the price per share provided for in such Warrant, which is $_____ in lawful money of the United States.

IF PAYMENT FOR ANY OF THE SHARES TO BE ISSUED HEREUNDER IS PURSUANT TO THE CASHLESS EXERCISE PROVISION IN SECTION 1(B) OF THE WARRANT, PLEASE PROVIDE THE FOLLOWING INFORMATION:

> Number of Warrant Shares to be purchased under this Warrant: _____
> Closing Price per share of Common Stock on the Trading Day before this Purchase Form and the Warrant are surrendered: $_____ as of _____, 20__*
> Number of shares of Common Stock to be issued to the undersigned pursuant to the purchase described herein based upon the calculation in Section 1(B) of the Warrant:_____*

> * Note: The undersigned understands that this information is provided by the undersigned solely for informational purposes, and that it is not binding on the Company for any purpose. The terms of the Warrant, and not this Purchase Form, will govern the calculation of these items and the actual number of shares of Common Stock to be received by the undersigned pursuant to the purchase of shares of Common Stock hereunder.

Capitalized terms used but not defined herein have the meaning assigned to such terms in the Warrant.

> [Name]

> Name:_____
> Title:_____

> Address:_____
> _____

ANNEX II

TO COMMON STOCK PURCHASE WARRANT

ASSIGNMENT FORM

FOR VALUE RECEIVED, _____ hereby sells, assigns and transfers all of the rights of the undersigned under the attached Warrant (No. ____) with respect to the number of shares of Common Stock covered thereby set forth below, unto:

Name of Assignee	Address	No. of Shares

Dated:_____

[Name]

_____
Name:
Title:

Signature Guaranteed:

By: _____

The signature should be guaranteed by an eligible guarantor institution (banks, stockbrokers, savings and loan associations and credit unions with membership in an approved signature guarantee medallion program) pursuant to Rule 17Ad-15 under the Securities Exchange Act of 1934.

Exhibit 4.4

FIRST AMENDMENT TO SHAREHOLDERS RIGHTS AGREEMENT

REFERENCE IS MADE to that certain Shareholders Rights Agreement dated as of September 22, 2005 (the "***Rights Plan***"), between Idaho General Mines, Inc., an Idaho corporation (the "***Corporation***"), and Columbia Stock Transfer Company.

WHEREAS, the Board of Directors has approved the terms of a private placement (the "***Private Placement***") of units (the "***Units***"), comprised of shares (the "**Offered Shares**") of the Corporation's common stock ("***Common Shares***") and warrants to purchase Common Shares (the "***Warrants***" and, collectively with the Units, Offered Shares, and the Common Shares that may be issued upon exercise of the Warrants, the "***Securities***"), pursuant to a Private Placement Memorandum dated February 9, 2006 (the "***Private Placement Memorandum***"); and

WHEREAS, the Company wishes to except the purchasers of the Units (the "***Purchasers***") from the definition of Acquiring Person under the Rights Plan and believes such exception is desirable and consistent with the objectives of the Board of Directors in adopting the Rights Plan.

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, receipt and sufficiency of which are hereby acknowledged, the undersigned agree as follows:

1. Pursuant to Section 27 thereof, Section 1(a) of the Rights Plan is hereby amended to add a new second paragraph to the definition of "Acquiring Person" as follows:

"Any Purchaser will not be deemed to be an Acquiring Person solely by virtue of their purchase of Securities in the Private Placement or by virtue of the exercise or conversion of the Warrants into Common Shares pursuant to their terms; provided, however, that if any Purchaser is or becomes the Beneficial Owner of 20% or more of the Common Shares then outstanding at any time as a result of the acquisition of Beneficial Ownership of Common Shares subsequent to the closing of the Private Placement, except for the acquisition of Beneficial Ownership caused by conversion of the Warrants pursuant to their terms, then as of the date of such acquisition such Purchaser shall become an Acquiring Person for purposes of the Rights Plan unless the Company's board of directors otherwise determines or as otherwise set forth in the Rights Plan."

2. Except as expressly amended hereby, the Rights Plan shall remain in full force and effect as by its terms set forth. Capitalized terms used but not defined herein have the meanings assigned to them in the Rights Plan.

[signature page follows]

1

DATED as of this 14th day of February, 2006.

IDAHO GENERAL MINES, INC.   COLUMBIA STOCK TRANSFER
COMPANY

By: /s/ Robert L. Russell   By: /s/ Michelle King
         Robert L. Russell   Michelle King
Its: President & CEO   Its: President

Exhibit 99.1

Idaho General Announces Completion of US$30 Million Private Placement

SPOKANE, Wash.—(BUSINESS WIRE)—Feb. 16, 2006—Idaho General Mines, Inc. (OTCBB:IGMI) today announced that it has completed a private placement for gross proceeds of US$30 million. In the aggregate, the company issued 15 million shares of common stock and warrants to purchase an additional 8.3 million shares, including warrants issued as compensation to the placement agent.

The issue was sold in units at a price of $2.00 per unit. Each unit consisted of one share of the company's common stock and a warrant to purchase one-half of a share of common stock at an exercise price of $3.75 per whole share, exercisable for a five-year period.

IGMI President Robert L Russell stated that, "Funding of the permitting and final engineering for the company's Mount Hope Molybdenum Project in Eureka County, Nevada remains the central focus of our efforts. Completing this financing assures our ability to aggressively progress toward our goal of placing this world class deposit into production."

Mount Hope is one of the largest undeveloped molybdenum-porphyry deposits in the world, consisting of 920 million metric tonnes that are included in the mining plan. "It is expected to produce approximately 1.3 billion pounds of recoverable molybdenum during the 53-year life of mining at the site," Russell said. The company intends to mine a high grade core during the first eleven years of operations that is expected to produce an average of 31 million pounds of molybdenum per year. Molybdenum, which averaged $32 per pound in 2005, is a metal that is used extensively as an additive to most structural steels for strengthening and to stainless steels where corrosion resistance is required.

The mine will be among the largest in Nevada and the first large scale molybdenum mine to be placed into production in the United States since the latter 1970s.

The Idaho General portfolio contains additional molybdenum, copper, and gold projects throughout the western United States. Idaho General is led by a highly-qualified technical and financial management team. Its stock trades on the OTC Bulletin Board under the symbol "IGMI," and its website is www.idahogeneralmines.com.

Statements herein that are not historical facts, such as our plans for permitting and operating the Mt. Hope project, expected amount of mineralized material and anticipated mine production, are "forward-looking statements" and involve a number of risks and uncertainties. The company's actual results could differ materially from the forward looking statements made herein or the anticipated results expected or implied therefrom. These risks and uncertainties include, but are not limited to, volatility of metals prices and production, exploration risks and results, political risks, project development risks, the company's ability to raise required financing and other risks that are described in the company's filings with the Securities and Exchange Commission, including those on Form 8-K, 10SB, 10-QSB and 10-KSB. Please refer to such filings for a more detailed discussion of factors that may impact the company's future results. Idaho General undertakes no obligation to update forward-looking statements contained herein.

Exhibit 99.2

Idaho General Announces Application for AMEX Listing

SPOKANE, Wash.--(BUSINESS WIRE)--Feb. 17, 2006--Idaho General Mines, Inc. (OTCBB:IGMI) today announced that it has applied to list its common stock on the American Stock Exchange (AMEX). The listing is subject to review by AMEX for compliance with its listing requirements. During the review, shares of the company's common stock will continue to be quoted on the OTC Bulletin Board under the symbol "IGMI."

In a separate release, on February 16, 2006, the company announced that it had completed a US$30 million private placement. Shoreline Pacific, LLC acted as the exclusive placement agent for the offering.

In a separate transaction the company has withdrawn its preliminary prospectus filed on December 29, 2005, with the securities regulatory authorities in the Canadian Provinces of British Colombia, Alberta, Manitoba and Ontario because the company has decided to pursue alternative financing sources as noted above. Independent of any financing transaction, Idaho General Mines intends to continue to seek a listing of its common stock on the Toronto Stock Exchange (TSX).

The company's Mount Hope project is one of the largest undeveloped molybdenum-porphyry deposits in the world, estimated to consist of 920 million metric tonnes as identified in the open pit mining plan previously announced by the company. It is expected that the deposit will produce approximately 1.3 billion pounds of recoverable molybdenum during the 53-year life of mining at the site.

The Idaho General portfolio contains additional molybdenum, copper, and gold projects throughout the western United States. Idaho General is led by a highly-qualified technical and financial management team. Its stock trades on the OTC Bulletin Board under the symbol "IGMI," and its website is www.idahogeneralmines.com.

Statements herein that are not historical facts, such as future financing plans, the intention to list the company's stock on the TSX and expected amount of mineralized material and anticipated mine production, are "forward-looking statements" and involve a number of risks and uncertainties. The company's actual results could differ materially from the forward-looking statements made herein or the anticipated results expected or implied therefrom. These risks and uncertainties include, but are not limited to, volatility of metals prices and production, exploration risks and results, political risks, project development risks, the company's ability to raise required financing and other risks that are described in the company's filings with the Securities and Exchange Commission, including those on Form 8-K, 10SB, 10-QSB and 10-KSB. Please refer to such filings for a more detailed discussion of factors that may impact the company's future results. Idaho General undertakes no obligation to update forward-looking statements contained herein.